SIMPPLE LTD.

VIA EDGAR

August 28, 2023

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Finance

Washington, D.C. 20549

Attn: Cara Wirth and Dietrich King

Re:	SIMPPLE LTD. Registration Statement on Form F-1 Filed April 3, 2023, as amended File No. 333-271067

Ladies and Gentlemen:

On August 24, 2023, SIMPPLE LTD. requested acceleration of the effective date of the above referenced Registration Statement so that it would become effective at 5:00 p.m. ET on August 28, 2023, or as soon as thereafter practicable. We hereby withdraw our request for acceleration of effectiveness.

Very truly yours,

/s/ CHONG Jiexiang Aloysius
CHONG Jiexiang Aloysius Chief Executive Officer and Director

cc:	Loeb & Loeb LLP Hunter Taubman Fischer & Li LLC